1(212) 318-6736 ryanjohnson@paulhastings.com

January 22, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Registrant”)
Registration Statement on Form N-1A
Securities Act File No. 333-238109

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, to respectfully request the withdrawal, effective immediately, of the Registrant’s withdrawal request (“Withdrawal Request”) on Form RW filed with EDGAR, which was accepted via the EDGAR system at 5:15 pm on October 16, 2020 (Accession No. 0001193125-20-271224). The withdrawal request will be revised and resubmitted to include corrected information.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Withdrawal Request.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

/s/ Ryan Johnson

Ryan Johnson

for Paul Hastings LLP

cc:	Mike R. Rosella
Vadim Avdeychik
John C. Ball
Peter Goldstein